Exhibit 99.7

NICE Actimize’s AML Solutions Chosen by Rakuten Securities to Improve
Operational Efficiencies and Reduce Compliance Risk

NICE Actimize’s CDD-X will be leveraged to provide more accurate detection and customer risk scoring

Hoboken, N.J., May 27, 2020 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has been chosen by Rakuten Securities Inc., a major online brokerage operating throughout Japan and across Asia, to implement an innovative anti-money laundering compliance platform to protect and support its investor clients and meet regulatory requirements. Rakuten Securities will utilize industry-leading solutions from NICE Actimize’s Autonomous Anti-Money Laundering portfolio, initially rolling out the CDD-X Customer Due Diligence platform. This will be followed by Suspicious Activity Monitoring and Watch List Filtering solutions at a later date to help improve operational efficiencies and reduce costs.

An integral part of its Autonomous Anti-Money Laundering suite, NICE Actimize’s CDD-X Customer Due Diligence platform modernizes KYC/CDD programs with advanced analytics. Providing more accurate detection and customer risk scoring to reduce compliance risk, NICE Actimize’s CDD-X provides significant reductions in operational costs and offers key features beneficial for an online brokerage operation.

NICE Actimize’s CDD-X Customer Due Diligence solution also offers embedded automation capabilities that streamline tasks related to ultimate beneficial ownership (UBO), adverse media, data flow with customer relationship management (CRM) systems, and more. By enabling a curated set of pre-built connectors, CDD-X also leverages third party risk factors to increase the accuracy of customer risk ratings during onboarding and ongoing monitoring to provide more intelligence to analysts. Additionally, pre-built connectors make integration simple where data acquisition and aggregation has traditionally been difficult.

“As many financial institutions worldwide pursue a more data-driven, advanced approach towards anti-money laundering initiatives, we are confident that the capabilities of these new solutions will bring great value to both our operations and the customers we serve,” said Keisuke Ichihara, Director and Executive Officer, Rakuten Securities Inc. “NICE Actimize’s deep experience, accumulated through strong relationships with financial institutions, will help us achieve our objectives as part of our renewed anti-money laundering strategy.”

“NICE Actimize is excited to provide our advanced anti-money laundering solutions to Rakuten Securities, the online brokerage market leader in Japan and the greater Asia-Pacific,” said Craig Costigan, CEO, NICE Actimize. “As the AML regulatory landscape evolves and the criminals become more sophisticated, compliance teams need a solid AML program that meets these changing requirements, while reducing costs and improving operational efficiency. We look forward to providing Rakuten robust solutions that will help them address these challenges while staying ahead of market and regulatory changes.”

In addition, NICE Actimize’s Suspicious Activity Monitoring solution combines cutting-edge technology with human-expertise to ensure accurate alert detection, increased team productivity and lowered compliance program costs. Lastly, NICE Actimize’s Watch List Filtering capability, with its consistent, global sanctions screening and high-quality alerts, increases operational efficiency, reduces compliance costs, and assists in meeting regulatory requirements.

For additional information on NICE Actimize’s Autonomous anti-money laundering solutions, including CDD-X please click here.

About Rakuten Securities
Rakuten Securities, Inc. is one of the major online brokers in Japan and across Asia servicing over 2.6 million clients since 1999. Today with a comprehensive range of asset products including domestic and international cash equities, derivatives commodities, bonds, investment trusts, ETF and FX with foundations in the Japanese market.

Parent company Rakuten, Inc. is one of the world’s leading internet services companies with businesses in e-commerce, eBooks, travel, banking, securities, credit card, e-money, on-demand entertainment, online marketing and professional sports. Rakuten Group is expanding globally and currently has operations throughout Asia, Europe, the Americas and Oceania with over 7 billion in capital.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; he effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.